

March 14, 2013

Via E-mail
Jason Ryu
Chief Executive Officer
Zevotek, Inc.
19 Sylvan Avenue
Second Floor
Englewood Cliffs, New Jersey 07632

> **Re: Zevotek, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed November 14, 2012**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed November 16, 2012**
> **Form 12b-25 for the Period Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 333-137210**

Dear Mr. Ryu:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012

Item 8 – Financial Statements, page F-1

General

1. We note that you applied the guidance regarding financial reporting requirements for development stage entities in ASC 915 for the quarterly period ended September 30, 2012. Please tell us when you discontinued efforts to market and sell the Ionic Bulb

using florescent light and began development of the new ionic bulb using LED light, and re-entered the development stage. Please also tell us why the guidance in ASC 915 is not applicable to your facts and circumstances for the year ended June 30, 2012.

Item 15. Exhibits, Financial Statement Schedules, page 21

2. We note that Form 10-K is incorporated by reference in Forms S-8 filed between September 11, 2007 and May 20, 2011. As such, please file the written consents of M&K CPAs, PLLC and RBSM LLP pursuant to Item 601(b)(23) of Regulation S-K or tell us why you are not required to file such consents.

Form 12b-25 for the Period Ended December 31, 2012

3. Please tell us when you plan to file Form 10-Q for the quarterly period ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief